Exhibit 99.1

Millennial Media to Acquire Nexage, a Leading Mobile SSP and Advertising Exchange

— Positions Millennial Media as Leading Independent Mobile Programmatic Marketplace —

Baltimore, MD (September 23, 2014) — To accelerate its leading position in mobile advertising, Millennial Media (NYSE: MM) today announced it has signed a definitive agreement to acquire Nexage for approximately $107.5 million in cash and stock, subject to certain adjustments. Based in Boston, privately held Nexage is a leading provider of Real-Time-Bidding (RTB) technology that helps to automate the buying and selling of mobile advertising.

“We are in a very exciting time right now as we help to build, educate and advance the role of RTB and programmatic solutions to advertisers, publishers, and developers,” said Michael Barrett, President and CEO of Millennial Media. “Our vision is to create a full-stack solution that enables us to open the flow of impressions, operate a leading independent exchange, and maximize the yield for our publishers. The opportunity to integrate Nexage’s programmatic technology with our deep roots and heritage in agency relationships will uniquely position us in this fast paced ecosystem. Together, our companies will be able to offer managed services for agencies and a complete set of programmatic tools for automated buyers. We are looking forward to having the Nexage team join our family as we continue to build the next generation of mobile advertising.”

The proposed acquisition of Nexage underpins Millennial Media’s platform business in three key areas:

Increasing yield for publishers via expertise and scale

Nexage’s offerings will complement Millennial Media’s demand from agencies and advertisers with a complete programmatic marketplace. Nexage’s marketplace includes:

•                  A leading exchange that allows Demand Side Platforms (DSPs) and trading desks to buy ad impressions via programmatic direct, private exchange and open auctions.

•                  A Supply Side Platform (SSP) and mediation solution that allows publishers to expose impressions to classic networks - including the Facebook Audience Network, Google’s Admob, and iAd. In total, Nexage is connected to over 225 programmatic buyers and networks, providing one of the most complete mobile monetization solutions globally.

•                  An ad server that publishers and developers can utilize to launch directly-sold campaigns.

Allowing advertisers to buy impressions programmatically

Millennial Media is known for its full service global sales, service, and creative teams. These teams are able to provide consultative sales based on their deep relationships with marketers and agencies. Following the Nexage acquisition, Millennial Media will be in a position to enable buyers to execute deals via public and private RTB auctions and programmatic direct deals.

Enabling data and audience buying

With Millennial Media’s existing data management platform (DMP) as its backbone, the two companies will be in a distinct position to enrich impressions through first and third party data. Millennial Media’s mobile-first DMP can ingest publisher and advertiser data to enable re-targeting, audience extensions, and cross-device attribution.

“Millennial Media is an extremely well known name in our industry, and a real pioneer and leader in bringing brand dollars into mobile,” said Ernie Cormier, President and CEO of Nexage. “I believe the addition of Nexage’s platform and people will further Millennial Media’s mission in creating a leading independent mobile advertising platform and vital programmatic marketplace.”

Terms

Under the terms of the agreement, Millennial Media will pay approximately $22.5 million in cash and approximately $85 million in stock, subject to certain adjustments. Accordingly, Nexage shareholders will receive approximately 37 million newly issued shares of Millennial Media based on a price of $2.21 per share of Millennial Media common stock, which is the volume weighted average trading price per share during the fifteen trading days immediately up to and including September 16, 2014, corresponding to approximately 26% ownership for Nexage shareholders on a pro forma combined basis, based on issued and outstanding shares. The closing of the acquisition is subject to the satisfaction of various customary closing conditions, including approval by Millennial Media’s shareholders of the proposed issuance of the shares to Nexage shareholders in accordance with the rules of the New York Stock Exchange.

LUMA Securities acted as the financial advisor to Millennial Media and GCA Savvian acted as the financial advisor to Nexage.

Reaffirming Q3 2014 Outlook

In connection with today’s announcement, Millennial Media is reaffirming that it expects Q3 2014 total revenue to be in the range of $65 million to $70 million and Adjusted EBITDA to be a loss of between $(7) million and $(8) million.

Conference Call

Millennial Media will host a conference call on September 23, 2014 at 8:00 a.m. ET to discuss the transaction. To listen to the conference call please dial 866-318-8614 or for international 617-399-5133 and provide the following passcode: 27515748. If you are unable to listen to the live conference call, a replay will be available through September 30, 2014, and can be accessed by dialing 888-286-8010 or for international 617-801-6888 using passcode 65035767.

About Millennial Media

Millennial Media (NYSE: MM) is the leading independent mobile ad platform company, supporting the world’s top brands and mobile content providers. The company’s unique data and technology assets enable its clients to connect with their target audiences as they move across screens, media, and moments. Millennial Media drives meaningful results at scale through a diverse suite of products fueled by innovation and the industry’s smartest minds. For more information, visit www.millennialmedia.com.

About Nexage

Nexage is a leading, premium mobile exchange that creates high-value, brand-safe liquidity for advertisers and publishers. The Nexage Exchange provides a range of programmatic markets to enable buyers and publishers to accelerate their businesses how they want to buy and sell including public exchange, private exchange, and programmatic guaranteed markets—and supports an ever-increasing volume of rich media and video ad units. Nexage Connect delivers integrated 1st and 3rd party data, including behavioral, contextual, enriched location, universal identifier, and privacy data to enhance targeting and retargeting. Nexage Protect delivers a suite of brand safety controls to advertisers and publishers. Nexage serves customers on a worldwide basis with offices in Boston, New York, San Francisco and London. Come visit us at www.nexage.com or follow us on Twitter @Nexage.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties and are made pursuant to the Private Securities Litigation Reform Act of 1995, including those regarding our proposed acquisition of Nexage and the integration of our two businesses, and our expectations regarding financial results for the third quarter of 2014. These statements are subject to known and unknown risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our actual results could differ materially from those expressed or implied by such statements.  These risks and uncertainties include but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all; the satisfaction of conditions to completing the transaction, including the ability to secure regulatory approvals and approval by Millennial’s stockholders of the issuance of shares in connection with the proposed acquisition; the risk that, even if it is completed, we may not realize the expected benefits from the acquisition; and other risks described in Millennial’s filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.  These documents are available on the ‘SEC Filings’ section of the Investor Relations page of our website at http://investors.millennialmedia.com.  All forward-looking statements are based on information available to us as of the date hereof, and Millennial does not assume any obligation and does not intend to update any forward-looking statements, except as required by law.

Additional Information about the Proposed Acquisition and Where You Can Find It

Millennial Media, Inc. (“Millennial”) plans to file a proxy statement with the Securities and Exchange Commission (the “SEC”) relating to a solicitation of proxies from its stockholders in connection with a special meeting of stockholders of Millennial to be held for the purpose of voting on the issuance of the shares of Millennial common stock to be issued in connection with the proposed acquisition (the “Shares”).  BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE ISSUANCE OF THE SHARES CONTEMPLATED BY THE PROPOSED ACQUISITION, MILLENNIAL SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The proxy statement and other relevant materials, and any other documents filed by Millennial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders of Millennial may obtain free copies of the documents filed with the SEC by contacting Millennial’s Investor Relations department at (410) 522-8705, or Investor Relations, Millennial Media, Inc., 2400 Boston Street, Suite 201, Baltimore, Maryland 21224.  You may also read and copy any reports, statements and other information filed by Millennial with the SEC at the SEC public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Interests of Certain Participants in the Solicitation

Millennial and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Millennial in favor of the proposed transaction. A list of the names of Millennial’s executive officers and directors, and a description of their respective interests in Millennial, are set forth in the proxy statement for Millennial’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2014, and in any documents subsequently filed by its directors and executive officers under the Securities and Exchange Act of 1934, as amended.

If and to the extent that executive officers or directors of Millennial will receive any additional benefits in connection with the proposed transaction that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement and security holders may obtain additional information regarding the interests of Millennial’s executive officers and directors in the proposed transaction by reading the proxy statement when it becomes available.

Investor Relations Contact

Joseph Wilkinson

Millennial Media

(443) 681-6238

IR@millennialmedia.com

Press Contact

Todd Cadley

Millennial Media

(843) 822-3226

tcadley@millennialmedia.com